Exhibit 12.1

GEORESOURCES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine months
	ended
	September 30,
	2010	2009	2008	2007	2006	2005
	(in thousands, except ratios)
Fixed charges:
Interest expense and deferred
financing costs (a)	$3,949	$4,984	$4,820	$1,916	$288	$141
Interest within rental expense (b)	93	125	116	82	55	53

Total fixed charges	$4,042	$5,109	$4,936	$1,998	$343	$194

Earnings:
Income (loss) from continuing
operations before income taxes	27,436	14,842	21,291	7,949	4,280	4,990
Remove income from equity investees	(1,771)	(4,318)	(1,061)	(184)	(91)	(112)
Add fixed charges	4,042	5,109	4,936	1,998	343	194
Add distributed income of equity investees	2,919	2,406	653	204	-	186

Earnings as adjusted	$32,626	$18,039	$25,819	$9,967	$4,532	$5,258

Ratio of earnings to fixed charges	8.07	3.53	5.23	4.99	13.21	27.10

(a) Interest expense includes interest incurred on our debt, settlement payments on our interest rate swaps accounted for as cash flow hedges and amortization of debt issuance costs.
(b) Interest within rental expense is estimated to equal 1/3 of total rental expense.